Matthew J. Gardella

+1 617 239 0789

fax +1 866 955 8776

mgardella@edwardswildman.com

June 19, 2012

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:                    Jeffrey Riedler
Michael Rosenthall
Dana Hartz
Mark Brunhofer

Re:                               Stemline Therapeutics, Inc.
Registration Statement on Form S-1
File No. 333-180515
Initially Filed April 2, 2012
Amendment No. 1 filed May 21, 2012
Amendment No. 2 filed June 19, 2012

Ladies and Gentlemen:

On behalf of Stemline Therapeutics, Inc. (the “Company”), set forth below are responses to the comments provided to the Company by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated June 7, 2012 (the “Letter”).  The responses set forth below are based upon information provided to Edwards Wildman Palmer LLP by the Company.  The responses are keyed to the numbering of the comments and the headings used in the Staff’s Letter.  Where appropriate, the Company has responded to the Staff’s comments by making changes to the disclosure in the Registration Statement on Form S-1 (the “Registration Statement”).  These changes are reflected in Amendment No. 2 to the Registration Statement, which is being filed with the Commission contemporaneously with this letter (“Amendment No. 2”).  Capitalized terms used and not defined in this letter have the meanings assigned to them in the Registration Statement.

General

1.               We note your response to our prior comment 8.  However, it does not appear that you have provided further definition or explanation of the term “high throughput screening.”  Please provide a definition or explanation of this term wherever it is first used in your prospectus.

Response:                                         In response to the Staff’s comment, the Company has revised the disclosure on page 3 of the prospectus to include a definition for “high throughput screening.”

Overview

2.               Please expand your disclosure here to clarify who filed and holds the INDs for each of SL-401 and SL-701, and when each IND application was filed.

Response:                                         In response to the Staff’s comment, the Company has revised the disclosure on pages 2, 3, 77 and 81 of the prospectus.

Risk Factors

Third parties have conducted all clinical trials of SL-401 and SL-701 so far, and our ability to influence the design and conduct of such trials has been limited..., page 28

3.               Please expand this risk factor to explain how you expect the intended transfer of the INDs for each of SL-401 and SL-701 to your company can and will take place.  Please also provide a time context for the intended transfers.

Response:                                         In response to the Staff’s comment, the Company has revised the risk factor beginning on page 28 of the prospectus, as well as the disclosure on pages 80 and 85 of the prospectus.

Dilution, page 48

4.               Please provide us your calculation of your historical net tangible book value at March 31, 2012.  Based on the information in your financial statements, we calculated a net tangible book value of $111,984 and a book value per share of $0.06.

Response:                                         The references on page 48 of the prospectus to an historical net tangible book value of $133,915 at March 31, 2012 and a book value per share of $0.07 were typographical errors.  Consistent with the Staff’s calculation, the Company’s historical net tangible book value at March 31, 2012 was $111,984, resulting in a book value per share of $0.06.  In response to the Staff’s comment, the Company has revised the disclosure on page 48 of the prospectus.

License and Research Agreements, page 94

5.               We note your responses to our prior comments 33 and 34.  For each of these four agreements - with Scott and White Memorial Hospital dated June 2006, with University of Pittsburgh dated September 2009, and the two agreements with University of Pittsburgh both dated March 2012 — please provide the following information individually on an agreement-by-agreement basis:

•                  The aggregate amount of all fees paid to date under the agreement including initial,  annual , maintenance and milestone fees;

•                  The aggregate of all additional milestones fees that may be paid in the future under the agreement.

Please note that we consider these aggregate amounts to be material to an investor’s understanding of your company’s financial position, as opposed to the discreet amounts for which you have requested confidential treatment.

Response:                                         In response to the Staff’s comment, the Company has revised the disclosure on page 94 of the prospectus to indicate the aggregate amount of all fees paid by the Company to date under its Research and License Agreement with Scott and White Memorial Hospital, all of which relate to research activities performed by Scott and White.  The Company is not obligated to pay any initial or annual maintenance fees or milestone payments under the agreement.

Additionally, in response to the Staff’s comment, the Company has revised the disclosure on pages 95 and 96 of the prospectus to indicate the aggregate amount of all fees paid by the Company to date under its three agreements with the University of Pittsburgh.  The Company has already disclosed, on page 95 of the prospectus, the aggregate milestone payments potentially payable under its Exclusive License Agreement with the University.  The Company is not obligated to make any milestone payments under either of its Non-Exclusive License Agreement with the University.

6.               Please confirm your understanding that if, in the future, it becomes probable that your company will fail to complete any single regulatory milestone within the time periods specified in your license and research agreements, that such information would be material and would require prompt disclosure.

Response:                                         With respect to “due diligence” milestones in the Company’s license and research agreements for SL-401 and SL-701 (i.e., those milestones which if the Company fails to achieve them within the requisite time period the consequence is potentially a termination of the license), the Company hereby acknowledges that it would need to make appropriate disclosure in its public reports filed with the Commission if it ever determines that failure to achieve such milestone is probable.

Financial Statements
Statements of Operations, page F-4

7.               Please revise your presentation to include your pro forma earnings per share information for the latest period presented, not your inception-to-date period.  This comment also applies to your interim statements of operations on page F-28.

Response:                                         In response to the Staff’s comment, the Company has revised the presentation of its pro forma earnings per share information on pages F-4 and F-28 of the prospectus to cover the latest period presented.

Notes to Financial Statements
Note 2.  Summary of Significant Accounting Policies
Other Income and Expenses, page F-12

8.               Please revise your policy disclosure added in response to comment 23 to clarify why your grant program revenue is recognized as earned when received consistent with your response.  In this regard, please link your disclosure regarding the reimbursement of expenses to expenses already incurred and that you have no future performance or refund obligations.

Response:                                         In response to the Staff’s comment, the Company has revised the disclosure on page F-12 of the prospectus.

Note 7.  Capital Structure
Redemption of Series A Preferred Stock, page F-17

9.               We acknowledge your response to prior comment 41.  Please address the following additional comments:

•                  Please revise your disclosure, consistent with your response, to indicate how you determined the fair value of the common stock and also to disclose how the redemption of preferred shares resulted in such a large gain, i.e. the liquidation of Pequot Funds and the restricted nature of the preferred and common stock.

•                  Please tell us whether any of the shares in the contemporaneous common stock sale in April 2010 used to value the common stock issued in the Pequot transaction were sold to related parties.  If so, please explain to us how you can conclude that the $5.27 per share sale price is indicative of a market participant determined fair value.

Response:                                         In response to the Staff’s comment regarding the determination of the fair value of the common stock issued in the March 2010 redemption transaction and the gain resulting from the redemption, the Company has revised the disclosure on page F-18 of the prospectus.

The Company has concluded that the $5.27 per share sale price in the April 2010 common stock offering was the fair value of the common stock based on the following:

•                  There was substantial participation in the offering by outside and non-affiliate investors.  A majority of the shares sold in the offering (57%) were issued to new investors in the Company, and only approximately 10% of the shares sold in the offering were issued to the Company’s directors, officers and holders of more than 5% the Company’s capital stock.

•                  As described on pages 61 and 62 of the prospectus, in connection with the preparation of the financial statements for its initial public offering, the Company performed a retrospective determination of fair value for financial reporting purposes of its common stock underlying stock options, including options granted in March 2010 immediately prior to the April 2010 offering, with the assistance of a third-party valuation expert.  The Company determined the retrospective fair value of the common stock on March 31, 2010 to be $5.34 per share, which is substantially similar to the $5.27 per share sale price of the common stock in the April 2010 offering.

* * *

Please direct your questions or comments regarding this letter or Amendment No. 2 to the undersigned at (617) 239-0789 or to James Barrett at (617) 239-0385.  Thank you for your assistance.

Respectfully submitted,

/s/ Matthew J. Gardella

Matthew J. Gardella

cc:                 Ivan Bergstein, M.D.
Chairman, President and Chief Executive Officer
Stemline Therapeutics, Inc.
750 Lexington Avenue, 6th Floor
New York, NY  10022

Ivan Blumenthal, Esq.
Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Chrysler Center
666 Third Avenue
New York, NY  10017